13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

March 14, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.
Form 10-K for the fiscal year ended May 31, 2012
Filed August 7, 2012
File No. 001-08604

Dear Mr. Spirgel:

This letter responds to the comments Team, Inc. (the “Company”) received from the U.S. Securities and Exchange Commission (the “SEC”) by letter dated March 4, 2013 regarding the above-referenced filing.

Our responses utilize the same captions contained in the SEC’s letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the SEC’s corresponding comment presented in italics.

SEC Staff Comment:

Form 10-K for Fiscal Year Ended May 31, 2012

Item 7. Management Discussion and Analysis…., page 15

Liquidity and Capital Resources

1.	We note your tabular disclosure of contractual obligations for periods May 31, 2012 and May 31, 2011. In future filings, please provide disclosure of payments due by period for contractual obligations pursuant to Item 303(a)(5)(i) of Regulation S-K.

2.	We note the material terms of the New Credit Facility and your compliance with all financial covenants on page 20. In future filings, please discuss the impact of approximately $85,872,000 million of long-term debt maturity obligations for 2016 on your liquidity and capital resource. Consider including discussion of possible methods for managing you debt obligations.

Team Response:

1.	We acknowledge the staff’s comment and in future filings we will provide a tabular disclosure of payments due by period for contractual obligations pursuant to Item 303(a)(5)(i) of Regulation S-K.

2.	We are in frequent discussions with the banks in our banking syndicate and maintain positive relationships with each of the syndicate members. Additionally, we are not only compliant with our financial covenants, but are significantly out-performing each of the specific financial measures required under our Credit Facility such that our current performance would support a borrowing base far in excess of our current Credit facility. Further, a substantial portion of our Credit Facility is unused (we had approximately $51 million of unused borrowing capacity at May 31, 2012). If several syndicate members withdrew and their participation in the Credit Facility was not replaced, we would still be able to renew the existing debt upon its maturity. Based upon discussions with the members of our banking syndicate, we anticipate no problem renewing the existing Credit Facility upon maturity, and doing so in its entirety. We agree with the staff that that additional discussion on our methods for managing the debt obligation is merited and would be useful information to investors. We will discuss the impact of our long-term debt maturity and our ability to manage such maturity in future filings.

SEC Staff Comment:

Item 9A. Controls and Procedures, Page 26

3.	In future filings, include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company’s internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Team Response:

3.	We acknowledge the staff’s comment and in future filings we will include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company’s internal control over financial reporting pursuant to Item 308(a)(4) of Regulation S-K.

*    *    *    *

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further comments that the Commission has with respect to our filings and appreciate your assistance in the improvement of our filing process.

Very truly yours,

/s/ Philip J. Hawk
Philip J. Hawk Chief Executive Officer